November 6, 2024

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
7404 King George Blvd., Suite 200
King's Cross, Surrey, BC V3W 1N6
Canada

       Re: Siyata Mobile Inc.
           Registration Statement on Form F-1
           Filed October 29, 2024
           File No. 333-282880
Dear Marc Seelenfreund:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed October 29, 2024.
Exhibits Index, page II-3

1. Please revise to provide a materially complete description of the ELOC purchase agreement including the calculation of the purchase price and assignability provisions.
       We note, for example, that there is a minimum pricing provision and a minimum and maximum amount of puts required as part of the agreement. We also note that the agreement cannot be assigned.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 6, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ross David Carmel